UBS MONEY SERIES
(Investor Series)

AMENDED AND RESTATED PLAN OF DISTRIBUTION PURSUANT TO RULE
12b-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

     WHEREAS, UBS Money Series (the “Trust”) is registered under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company, with distinct series of shares of beneficial interest, including those series listed in Exhibit A (each a “Fund” and collectively, the “Funds”), each corresponding to a distinct portfolio; and

     WHEREAS, the Trust has adopted a plan pursuant to Rule 12b-1 under the 1940 Act with respect to certain of the Funds (the “Plan”) dated August 28, 2007 and last amended and restated July 18, 2008; and

     WHEREAS, the Trust desires to amend the Plan to authorize UBS Global Asset Management (US) Inc. (“UBS Global AM”), the principal underwriter of the Funds, to perform or contract with other intermediaries to perform certain distribution and/or service activities primarily designed to result in the sale of Fund shares;

     NOW, THEREFORE, the Trust on behalf of the Funds hereby amends and adopts this Plan in accordance with Rule 12b-1 under the 1940 Act.

     1. This Plan is adopted so as to allow the Trust to make payments as contemplated herein, in conjunction with the distribution of shares of each Fund (“Shares”).

     2. This Plan is designed to finance activities of UBS Global AM principally intended to result in the sale of Shares and/or the servicing and maintenance of shareholder accounts, including but not limited to: (a) providing incentives to financial institutions (“Institutions”) to sell Shares; (b) advertising and marketing of Shares to include preparing, printing and distributing prospectuses and sales literature to prospective shareholders and with Institutions; and (c) implementing and operating the Plan. In compensation for the activities and/or services provided pursuant to this Plan, UBS Global AM will be paid a monthly fee computed at the annual rate of 0.25% of the average daily net assets of each Fund.

     3. Any payment to UBS Global AM in accordance with this Plan will be made pursuant to the Principal Underwriting Contract entered into between the Trust and UBS Global AM. Any payments made by UBS Global AM to Institutions with funds received as compensation under this Plan will be made pursuant to an agreement entered into between UBS Global AM and the Institution.

     4. UBS Global AM has the right (i) to select, in its sole discretion, the Institutions to participate in the Plan and (ii) to terminate without cause and in its sole discretion any agreement entered into pursuant to paragraph 3 above.

     5. Quarterly in each year that this Plan remains in effect, UBS Global AM shall prepare and furnish to the Board of Trustees of the Trust, and the Board of Trustees shall review, a written report of the amounts expended under the Plan and the purpose for which such expenditures were made.

     6. This Plan shall become effective with respect to each Fund (i) after approval by majority votes of: (a) the Trust’s Board of Trustees; (b) the members of the Board of Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Trust’s Plan or in any related documents to the Plan (“Independent Trustees”), cast in person at a meeting called for the purpose of voting on the Plan.

     7. If adopted after any public offering of Shares of a Fund, this Plan shall not take effect with respect to those Shares unless it has first been approved by a majority of the outstanding voting securities of the particular Fund, as defined in Section 2(a)(42) of the Act. This provision does not apply to adoption as an amended Plan where the prior Plan either was approved by a vote of a majority of the voting securities of the applicable Fund, or such approval was not required under Rule 12b-1.

     8. This Plan shall remain in effect with respect to each Fund and any subsequent Funds added during the initial year of this Plan for the period of one year from the date set forth below and may be continued thereafter if this Plan is approved with respect to each Fund at least annually by a majority of the Trust’s Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such Plan. If this Plan is adopted with respect to a Fund after the first annual approval by the Trustees as described above, this Plan will be effective as to that Fund and will continue in effect until the next annual approval of this Plan by the Trustees and thereafter for successive periods of one year subject to approval as described above.

     9. All material amendments to this Plan must be approved by a vote of the Board of Trustees of the Trust and of the Independent Trustees, cast in person at a meeting called for the purpose of voting on it.

     10. This Plan may not be amended in order to increase materially the costs which a Fund may bear for distribution pursuant to the Plan without being approved by a majority vote of the outstanding voting securities of such Fund as defined in Section 2(a)(42) of the Act.

     11. The amount of the fees payable to UBS Global AM under this Plan is not related directly to expenses incurred by UBS Global AM on behalf of such Funds in performing distribution and/or service activities. No Fund is obligated to reimburse UBS Global AM for such expenses. The distribution and/or service fees set forth in paragraph 2 hereof will be paid by the Funds to UBS Global AM until the Plan is terminated or not renewed. If the Plan is terminated or not renewed, any distribution or service-related expenses incurred by UBS Global AM in excess of payments of the distribution and/or service fees specified in paragraph 2 hereof that UBS Global AM has received or accrued through the termination date are the sole responsibility and liability of UBS Global AM, and are not obligations of the Funds.

     12. While this Plan is in effect, the Trust shall comply with Rule 12b-1(c) of the 1940 Act.

     13. While this Plan shall be in effect, the selection and nomination of Independent Trustees of the Trust shall be committed to the discretion of such Independent Trustees.

     14. All agreements with any person relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Paragraph 4 herein.

     15. The Trustees and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Funds under this Plan, and UBS Global AM or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or such Fund in settlement of such right or claim and not to such Trustees or shareholders.

     16. The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

     IN WITNESS WHEREOF, the Trust has executed this Plan as of the day and year set forth below in New York, New York.

     Date: As of April 13, 2012

UBS MONEY SERIES, on behalf of its series listed in Exhibit A

By:	/s/ Keith A. Weller
Name:	Keith A. Weller
Title:	Vice President & Assistant Secretary

By:	/s/ Eric Sanders
Name:	Eric Sanders
Title:	Vice President & Assistant Secretary

Exhibit A

UBS Select Prime Investor Fund
UBS Select Treasury Investor Fund
UBS Select Tax-Free Investor Fund